ZEV VENTURES, INC.

June 3, 2016

Via Edgar

Re:	Zev Ventures, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed May 13, 2016

File No. 333-205271

After Careful Consideration and to Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated May 24, 2016 concerning Zev Ventures, Inc. and the amended registration statement on Form S-1 referenced above (the “Company”).

Dilution, page 10

1.	We note your revised dilution table. Please tell us how you determined the net tangible book value per share at March 31, 2016 of $0.0023. In this regard, it appears you have negative net tangible book value of $(23,398) as of March 31, 2016 and negative net tangible book value per share of $(.0078) based upon the amounts presented on the face of your balance sheet. Please advise or revise.

We have corrected the dilution table.

Financial Statements

Report of the Independent Registered Public Accounting Firm, page 25

2.	We note your revised audit report in response to our prior comment 9; however, the balance sheet date referred to in your auditor’s report for fiscal 2014 should be as of December 31, 2014 rather than for the “period from inception (December 22, 2014) through December 31, 2014” as the balance sheet represents a point in time. In your next amendment, please include a corrected auditor’s report which refers to the appropriate dates and periods per your financial statement.

We have included a corrected audit report.

3.	Your response to our prior comment 10 indicates that you had your auditor revise the consent in Exhibit 23.1; however, it does not appear Exhibit 23.1 was included with your amendment. Please revise to include an updated consent which covers all periods presented in the financial statements.

The auditor’s consent has been included as Exhibit 23.1

ZEV VENTURES, INC.

Report of the Independent Registered Public Accounting Firm, page 36

4.	Please revise the date referenced within your review report with respect to the audit report as of and for the three month period ended March 31, 2016. In this regard, we note the actual audit report for the year ended December 31, 2015 is dated May 13, 2016 rather than February 15, 2016 as referred to in the review report. Please correct this inconsistency.

We have included an updated report.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Zev Turetsky

Zev Turetsky

Chief Executive Officer

cc:	William Eilers, Eilers Law Group, P.A.